July 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Joanna Lam

Raj Rajan

Michael Purcell

Kevin Dougherty

Re:	Decent Holding Inc. (CIK No. 0001958133)

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 20, 2024

Response to the Staff’s Comments Dated July 17, 2024

Dear Ms. Lam, Mr. Rajan, Mr. Purcell, and Mr. Dougherty:

This letter is in response to the letter dated July 17, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Decent Holding Inc. (the “Company”, “we”, and “our”). An amended registration statement on Form F-1 (the “Amended Draft Registration Statement”), which has been revised to reflect the Staff’s comments as well as certain other updates, is being filed confidentially to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Capitalization, page 56

1.	We note the amount of retained earnings and accumulated other comprehensive income in the amount of ($496,636) and ($139,213) as of October 31, 2023 do not agree with the corresponding amounts on page F-3. Please update the capitalization table consistent with the financial statements presented.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff we have updated the capitalization table on page 56 of the Amended Draft Registration Statement to ensure it is consistent with the financial statements.

Liquidity and Capital Resources, page 65

2.	We note you have not included the disclosures as stated in your response to prior comment 16. Please disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which your affiliated entities are domiciled.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which our affiliated entities are domiciled on page 65 of the Amended Draft Registration Statement.

Related Party Transactions, page 98

3.	Please revise your disclosure to indicate the relationship each related party has with the Company. For example, please indicate Ms. Lianlian Wang is the spouse of Mr. Dingxin Sun, your Chairman of the Board of Directors. Please also revise your table entitled “Balance and transactions with related parties” such that all of the footnotes correspond to entries in the table. Currently, footnotes (10) – (13) do not correspond to any entry in the table of related party transactions and there is no footnote (16). See Item 7(b) of Form 20- F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosures to indicate the relationship each related party has with the Company on pages 99 and 100 of the Amended Draft Registration Statement. We have also made further revisions to the table entitled “Balance and transactions with related parties” and footnotes such that all of the footnotes correspond to entries in the table.

Financial Statements

Note 2. Restatement of Previously Issued Financial Statements, page F-8

4.	We note you have restated your consolidated balance sheets as of October 31, 2022 in relation to your change in revenue recognition policy for your pollution treatment project. We also note that you have adjusted inventories in the amount of ($1,137,733) in Note 2. Please provide details of this adjustment and explain how this adjustment in inventories relates to your change in revenue recognition policy. In addition, revise your discussions in MD&A to explain the reasons for significant decline in your inventories and contract liabilities at October 31, 2023.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the adjustment in inventory, with decrease of $1,137,733 under category of work in progress, was due to the increase in recognition of cost of revenue resulted in the increase of revenue recognized for the river water quality management revenue. This decision is based on ASC 606-10-25-27 through 29 and ASC 606-10-55-6, as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Hence, we have revised our revenue recognition to be over time, instead of at a point in time upon the completion of the project and final acceptance by the customer. We have restated the relevant financial data accordingly to reflect these changes to address the prior comment 27.

Below is the table showing details of this adjustment in inventories relates to our change in revenue recognition policy.

#	Project Name (Production Cost-Pollution Control Project)	Adjustment of production cost by utilizing the related inventory amount (USD)
1	Dongfeng River water quality improvement and management services	(2,476)
2	Aquatic plant plantating project in the Dongfeng River Dam in Laishan District	(3,313)
3	Aquatic plant planting project in Huangjiatuan	(3,533)
4	Aquatic plant planting project in Laishan section of Tongtian River	(3,338)
5	Planting of aquatic plants in the Yongsheng Building Materials City section of the upper re	(977)
6	Liangjiabu deodorization project	(590)
7	Aquatic plant planting project in Dongzhen Gezhuang	(2,075)
8	Guandang River lower reaches water quality improvement project	(241,269)
9	Muping District Yuniao River water quality improvement project	(294,448)
10	Xinan River Zhuliu Village River water quality improvement project	(425,147)
11	Zhaoyuan Boundary River water quality improvement project	(160,567)
	Total	(1,137,733)

We have revised our discussions in MD&A to explain the reasons for significant decline in your inventories and contract liabilities as of October 31, 2023 on page 65 of the Amended Draft Registration Statement.

Contract Balances, page F-16

5.	We note your disclosure that the amount of revenue recognized that was included in the contract liabilities at the beginning of the year was $6,242,059 for the year ended October 31, 2023. However, you also present contract liabilities as of October 31, 2022 at $4,439,871. Please clarify and revise your disclosures as necessary.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that that we have revised our disclosure on page F-16.

Note 3. Summary of Significant Accounting Policies

Cost of Revenues, page F-16

6.	In response to prior comment 26, you disclose that your cost of revenues includes “project and production support cost, which are directly related to revenue generating transactions.” Please tell us if these supporting costs include depreciation expenses related to revenue producing activities and update your accounting policy as necessary. Disclose clearly where depreciation and amortization is included in your statement of operations.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that such support cost did not include depreciation expenses related to revenue producing activities as the activities are mostly completed by labor without utilizing the equipment. Depreciation and amortization is included in our general and administrative expenses as well as research and development expenses. As such, we have revised the related accounting policy accordingly on pages F-13 and F-16.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Decent Holding Inc.

/s/ Haicheng Xu
Name:	Haicheng Xu
Title:	Chief Executive Officer and Director

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